

December 10, 2010

Yu Chuan Yih
President and Chief Executive Officer
LJ International Inc.
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong

> **Re:** **LJ International Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 25, 2010**
> **File No. 0-29620**

Dear Mr. Yih:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 22

Critical Accounting Policies, page 23

1.   Please tell us the percentage by which the fair value of the iBBC reporting unit exceeded carrying value, the significant assumptions used in your discounted cash flow model and how those assumptions were determined. If the reporting unit is at risk of failing step one of the impairment test, please tell us your consideration of disclosing the uncertainty in accordance with Item 303 of Regulation S-K. In addition, please tell us why iBBC Inc. is not disclosed as a significant subsidiary in the listing of your significant subsidiaries in Item 4.C. on page 19.

A. Operating Results, page 26

Revenues, page 26

2.   Please tell us how you account for costs associated with the closure of retail stores and
what consideration you gave to disclosing the information required by ASC 420-10-50 in
the notes to financial statements.

Interest Cost, page 30

3.   Please tell us the facts and circumstances surrounding the suspension or cancellation of
your credit lines and gold loans and the impact on your liquidity. Please also tell us your
consideration of disclosing the events in your discussion of liquidity and capital
resources.

B. Liquidity and Capital Resources, page 32

Looking Forward, page 37

4.   We note your statement that your working capital will be sufficient to satisfy your capital
needs for 2009. Considering this was intended as a forward-looking statement, please
confirm that you intended the statement to refer to 2010. In future filings please include
a statement that your working capital is sufficient for your present requirements or, if not,
a statement regarding how you propose to provide the additional working capital needed.
Refer to Item 5.B. of Form 20-F.

F. Tabular Disclosure of Contractual Obligations, page 42

5.   We note that the contractual obligations table does not include long-term notes payable
and related interest obligations. Please tell us why these obligations are excluded from
the table or not described in a footnote to the table to the extent necessary for an
understanding of the timing and amount of the obligations. In addition, please tell us
whether you have any purchase obligations as defined in paragraph 2 of Item 5.F of Form
20-F that should be disclosed in the table.

Item 6. Directors, Senior Management and Employees, page 43

C. Board Practices, page 45

6.   In future filings, please include details of directors' service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment, or an appropriate negative statement. Refer to Item 6.C.2. of Form 20-F.

Item 15. Controls and Procedures, page 62
(b) Management's Annual Report on Internal Control Over Financial Reporting, page 62

7.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with the following information:

- In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

8.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

9. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

10. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Item 16A. Audit Committee Financial Expert, page 63

11.	We note that Mr. Jin Wang is identified as an audit committee financial expert. Please describe Mr. Wang's qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-3

12.	Please tell us the nature of the transactions resulting in the gains on foreign currency translation and disposal of property held for lease, and what consideration you gave to describing the transactions in the notes to financial statements and/or in your discussion and analysis of operating results and financial condition in Item 5.

Statements of Cash Flows, page F-7

13.	We note that the net income line item in your reconciliation of cash flows from operating activities represents net income attributable to LJ International common shareholders rather than net income as reported in the statements of operations, and that you included a reconciling item for the amount of income or loss attributable to non-controlling interest. Please tell us whether you considered the guidance in ASC 230-10-45-28.

Note 2. Summary of Significant Accounting Policies, page F-9

(b) Principles of Consolidation, page F-9

14.	We note that you consolidate VIEs for which you are the primary beneficiary. Please tell us the nature, size and activities of the consolidated VIEs. Please also tell us what consideration you gave to providing the disclosures in ASC 810-10-50-3 and ASC 810-10-50-14.

(p) Derivatives, page F-15

15.	Please explain to us why you believe your disclosure enables financial statement users to understand how derivative instruments and related hedged items affect your financial position, financial performance and cash flows and the volume of activity in light of the disclosures required by ASC 815-10-50.

Note 8. Banking Facilities and Other Loans, page F-28

16.	We note your disclosure in the risk factor on page 8 that your subsidiaries are subject to restrictions on their ability to make distributions to you as a result of restrictive covenants and minimum net worth requirements in loan agreements, restrictions on conversion of local currency into US dollars or other hard currency and other regulatory restrictions. Please tell us what consideration you gave to providing the disclosures required by Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rules 5-04 and 12-04 of Regulation S-X. In doing so, tell us how you compute restricted net assets, as defined in Rule 4-08(e)(3) of Regulation S-X, of consolidated and unconsolidated subsidiaries and your equity in undistributed earnings of 50 percent or less persons accounted for by the equity method and the percentage of such restricted net assets to consolidated net assets as of the end of the most recently completed year.

Note 9. Income Taxes, page F-29

17.   We note your disclosure on page F-17 regarding the adoption of FIN 48 now codified in ASC 740. Please tell us whether you have recorded a liability for unrecognized tax benefits and your consideration of the disclosure requirements in ASC 740-10-50-15.

18.   We note your disclosure in the risk factor on page 6 regarding the uncertainty of application of the new enterprise income tax law by PRC tax authorities. Please tell us how you applied the recognition and measurement guidance in ASC 740 and whether you recorded a liability for unrecognized tax benefits. If you have taken a position that the BVI holding company is not a resident enterprise for PRC income tax purposes, please tell us the facts, circumstances and information available at the reporting date to support your assessment that the more likely than not recognition criterion in ASC 740-10-25 has been met. In addition, please tell us whether it is reasonably possible that the PRC tax authorities will determine that the holding company is a resident enterprise for PRC income tax purposes and whether the total amounts of unrecognized tax benefits will significantly increase or decrease within the next year, and if so, an estimate of the range of the reasonably possible change.

Note 12. Common Stock and Warrants Other Than Stock-Based Compensation, page F-35

19.   We note the anti-dilution provisions contained in the warrant agreements filed as Exhibits 99.4 and 99.5 to Form 6-K filed September 27, 2006. Please refer to ASC 815-40-15 (and more specifically to ASC 815-40-15-7D through 815-40-15-7F and ASC 815-40-55-33 through 815-40-55-34) and explain to us how you evaluated the anti-dilution provisions in determining whether or not the warrants are indexed to your stock and qualify for the first part of the scope exception in ASC 815-10-15-7(a).

Note 14. Stock-Based Compensation, page F-38

20.   We note that you do not disclose the total intrinsic value of stock options exercised for each year presented or the aggregate intrinsic value of stock options outstanding and exercisable at the most recent balance sheet date. Please tell us how you considered the disclosure guidance in paragraphs (d)(2) and (e) of ASC 710-10-50-2.

Schedule II – Valuation and Qualifying Accounts, page F-50

21.   Please tell us why you do not include your allowance for doubtful accounts and income tax valuation allowance in the schedule.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at 202-551-3331 or Brigitte Lippmann, Special Counsel, at 202-551-3713 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief